Exhibit 99.1

Mereo BioPharma Sends Letter to Rubric Capital Management

Letter Reiterates Mereo’s Updated Strategic Plan to Maximize Value for All Shareholders and Corrects Rubric’s Assumptions

Announces Further Extension of Cash Runway into Q2 2025

LONDON – August 31, 2022 – Mereo BioPharma Group plc (NASDAQ: MREO), (“Mereo” or the “Company”), a clinical-stage biopharmaceutical company focused on rare diseases and oncology, today sent a letter to Rubric Capital Management LP (“Rubric”) responding to Rubric’s recent public statements regarding Mereo’s business and the opportunity for value creation from its pipeline, as well as Rubric’s proposed slate of directors. Mereo also reiterated its updated strategy and capital allocation plan, which it believes will maximize value for all shareholders. The letter follows attempts by Mereo to constructively engage with Rubric over the last six months.

The Company also announced that after continuing to review its expenditure since its announcement on June 2, 2022, and with the evolution of its programs, additional cost savings have been identified through a combination of headcount, program related and general and administrative cost reductions. These will further extend the Company’s cash runway into Q2 2025. The extended runway allows for significant progress and additional data points on the setrusumab program providing strategic options and value optimization. It also allows for execution of valuable business development on other programs, including alvelestat.

Mereo will also post on the investor relations page of its website today a short slide deck further highlighting its strategy, and some of its concerns about Rubric’s proposals.

The full text of the letter is as follows:

Mereo BioPharma Group plc

1 Cavendish Place

London, W1G 0QF

United Kingdom

August 31, 2022

Mr. David Rosen

Rubric Capital Management LP

155 East 44th Street, Suite 1630

New York, NY 10017

Dear Mr. Rosen,

Thank you for speaking with us at several junctures over the last six months as Mereo’s management and Board continue to work diligently to navigate current market conditions toward our goal of maximizing value creation for our shareholders. We also note that our respective legal counsel discussed the deficiencies in your letter to the Board from August 19, 2022, following our letter dated August 22, 2022, and that you are working through these, including with our depository bank Citibank and its standard requirements.

We take comments and feedback on our strategy and plans from our investors seriously and, while we appreciate the perspectives Rubric shared in our meetings and in your recent letters dated June 9, 2022 and August 19, 2022, we are disappointed by the continued public escalation of your position, especially with your most recent proposal to remove four members of Mereo’s Board, including the Chairman. As we committed to do, we have discussed the perspectives and proposals you shared and evaluated them relative to our updated strategy and operating plans. In fact, these discussions lead us to believe that Rubric would appear, in many ways, supportive of Mereo’s existing strategy.

We are concerned, however, that Rubric’s proposals are based on inaccurate assumptions that suggest a fundamental misunderstanding of Mereo’s key programs and company operations, and that your proposed plan targets illusory short-term gains for Rubric’s benefit but at the expense of Mereo’s other shareholders and stakeholders. We are also concerned that your plan would result in the Board losing several experienced, highly qualified members who bring diverse backgrounds and skill sets, in exchange for nominees you put forward that lack the requisite experience and expertise to build value for all our shareholders. This would not only significantly threaten the successful execution of our strategic plan, but also put our Foreign Private Issuer status at significant risk which would have a substantial cost impact for Mereo.

This letter responds in greater detail to Rubric’s assumptions and assertions. We also wish to explain how your proposals do not account for the Company’s ongoing contractual and clinical commitments nor the complexities of the laws to which Mereo is subject.

As we announced on June 2, 2022, earlier this year the Board and management conducted a comprehensive strategic review of our portfolio and capital allocation strategy with the assistance of independent financial and legal advisors. This review included a detailed evaluation of current market conditions, the status of our three ongoing programs, an analysis of recent emerging clinical data, our overall cost base and contractual commitments, consideration of obligations in our existing partnership agreements, and feedback from potential new partners. This robust process also benefited from the perspectives of our three highly qualified newer Board members who joined in the past 12 months. It became even clearer through this extensive review, as we articulated publicly in June this year, that Mereo’s clearest path to delivering value is to focus our resources on setrusumab and on taking alvelestat through the next stage of the regulatory process. These are our two late-stage rare disease programs which have already delivered encouraging clinical results. As a result of this focus, and continued analysis of our operating plans, we have further optimized our anticipated cash spend, extending our cash runway into Q2 2025.

We are confident that the current Board, which holds many decades of experience in clinical development, regulatory, business development, commercial, corporate transactions, and financial and strategic consulting, has the greatest combination of skills and expertise to capture these programs’ full potential as the setrusumab program progresses and once we have the necessary regulatory output in-hand for alvelestat.

Below we share clarifications we believe are important for you and your advisors to better understand our business and the multiple milestones we expect to reach over the next 9-12 months. We have shared these facts and perspectives in our previous discussions with you and our other shareholders in the last several months.

1.

We remain committed to our two rare disease lead programs, and we believe our portfolio prioritization and capital allocation plan announced on June 2, 2022, combined with the further optimizations and cash runway extension, is the best path forward for Mereo to maximize shareholder value.

Our confidence in our plan is rooted in the encouraging initial Phase 2 results in our two late-stage differentiated rare disease programs, and the opportunity for Mereo to continue to deliver on multiple value-driving milestones over the next two years. External data events that will impact the potential of etigilimab are also expected during this period. Important milestones through 1H 2023 include:

•

For setrusumab, dose selection from the Phase 2 part of the ongoing Phase 2/3 in 5-25 year olds with Osteogenesis Imperfecta (OI) by our partner Ultragenyx and progression into Phase 3 around the end of 2022 and initiation of the study in 2-4 year olds with OI around the same time.

•

For alvelestat, additional data which we have been analyzing since the release of the top-line Phase 2 Alpha-1 antitrypsin deficiency (AATD) data on May 9, 2022, will be presented in 2H 2022. We expect to have the end-of-Phase 2 meeting with the FDA around the end of 2022 and EMA Scientific Advice early 2023. We also expect the Phase 2 study in Bronchiolitis Obliterans to be initiated in 2H 2022 and the Phase 2 data readout from the AATD ATALANta study in 1H 2023.

•	For etigilimab, additional data from the Phase 1b study will be presented at The European Society for Medical Oncology (ESMO) on September 10, 2022.

Our roadmap for growth, while carefully managing and preserving our cash balance, is outlined below.

•

Setrusumab: Our long-term partner Ultragenyx has initiated a registrational Phase 2/3 study for 5-25 year olds with OI and a supportive pediatric study in 2-5 year olds is due to initiate around the end of 2022. The progress of these registrational trials and the Phase 3 data are key to maximizing the value of setrusumab to Mereo and its shareholders. As you outlined in your June 9, 2022 letter, the Ultragenyx CEO believes setrusumab has a greater market potential than Crysvita for XLH. Ultragenyx is forecasting 2022 revenue of $250 to $260 million for Crysvita in the US and Canada. We note the transactions for Crysvita which were completed following successful registrational trials and approval, with Ultragenyx selling the European royalty rights to Royalty Pharma for $320M in 2019 and 30% of its royalty interest from Kyowa Kirin in the US and Canada for $500M to OMERS in July 2022. Our operating plan takes into account the contractual commitments, activities and expenditure required under the Ultragenyx partnership in order to maintain the right to the milestone payments and royalties and the EU and UK commercial rights. These activities include laying the groundwork for price reimbursement in Europe, manufacturing, intellectual property, and input into development and regulatory plans.

•

Alvelestat: Additional analysis of the Phase 2 data is almost complete following the announcement of the Top-Line data in May this year. We note that, according to your August 19, 2022 letter, you have changed your position and now agree with Mereo’s strategic approach disclosed on June 2, 2022: that understanding the detailed regulatory path for Phase 3 is key to assessing the value and way forward for alvelestat. We plan to evaluate further options for alvelestat following the end-of-Phase 2 FDA meeting and an EMA scientific advisory meeting. These follow the Type C meeting we held with the FDA earlier this year. We have discussed the Phase 2 data with external advisors, including key opinion leaders, and they have been impressed with the clear data and consistency across all biomarkers, including biomarkers that have been demonstrated to correlate with measures of disease severity and with long term outcomes of progressive lung damage. As previously indicated, no additional clinical development expense is planned from current cash resources on this program and the spend to regulatory feedback is very limited. We are not currently planning to seek equity financing for further development of alvelestat, though we continue to explore potential financing options, including non-dilutive financing and partnerships. It is clear, however, that we need the regulatory feedback to capture the value of the program, which we currently expect to be completed during the 1H 2023. This regulatory feedback has been essential for partnering for all our Phase 2 programs, including setrusumab.

•

Etigilimab: As stated in June, we intended to complete enrollment in Q3 2022 in the two selected cohorts in the Phase 1b where we have seen promising efficacy as part of the previously planned Phase 1b/2 study. Although we are no longer enrolling patients in the Phase 1b/2, we currently have 30 patients who remain on study. Our strategy to focus on rare tumor types where anti-PD-1 inhibitors do not have high response rates is playing out well. We reported two Complete Responses out of five patients in cervical cancer and are seeing patients transition from Stable Disease to Partial Responses, as well as patients with Partial Responses transition to Complete Responses, which is what is expected of an immune-oncology agent. As previously stated, having now minimized the spend on this program, we will evaluate and look to monetize this program based on the Phase 1b data and external factors, including clinical data from other anti-TIGIT programs. We are continuing to explore and engage in discussions regarding potential partnering opportunities for etigilimab. The Roche data on NSCLC (which Roche has reported as planned for 1H 2023) should be highly informative for our assessment of the potential value and next steps for etigilimab. Many companies, research analysts and shareholders continue to believe in the potential value of anti-TIGIT therapies. We therefore believe, having limited the investment and now only treating those patients who remain on study, we have balanced the potential of future partnering opportunities for etigilimab with our goal to preserve cash.

•

Finally, we have never assumed that our shareholders should or would need to solely finance our programs. We have been clear that we intend to pursue strategic partnerships and to evaluate non-dilutive financing alternatives to support further development. The management team has a track record of completing business development and corporate transactions including the out-licensing of navicixizumab to OncXerna and the setrusumab collaboration with Ultragenyx. We continue to be engaged in discussions around strategic alternatives for our non-core assets and these include potential out-licensing opportunities or sale of acumapimod and leflutrozole.

2.

We announced an updated capital allocation plan on June 2, 2022, and the Board and management continually review and manage our costs in light of clinical data and pipeline updates, with the goal of maintaining a strong balance sheet and a revised cash runway into Q2 2025.

We are continuing to review Mereo’s cost base to ensure our costs are optimized with a focus on shareholder value. As we announced on June 2, 2022, following a review of our portfolio prioritization and all our costs, our current cash runway was extended to late 2024. We have continued to evaluate our cost base as our programs evolve, and through a combination of headcount, program related and general and administrative cost reductions, we have further extended this cash runway into Q2 2025.

We intend to continue reviewing our cost base, including headcount, taking into account the factors we have described:

•	Our ongoing contractual commitments under our Ultragenyx partnership.

•	Obtaining the regulatory feedback for alvelestat which is essential for partnering.

•	Our ongoing commitments to continue treating the patients on the Phase 1b/2 study with etigilimab and nivolumab and to provide the essential safety monitoring of these patients.

Unfortunately, Rubric’s actions are adding unavoidable significant external costs to our plan and will therefore negatively impact our cash runway.

3.

We believe Rubric’s previous proposals from June 9, 2022, pose significant ethical, technical, financial, and legal challenges, which we believe Rubric has not fully considered, and these challenges result in the benefit of such actions being significantly overstated.

We believe that Rubric’s statements from June 9, 2022 and August 19, 2022 regarding the feasibility and value of a liquidation of certain of Mereo’s assets in a wind-down scenario and a potential near-term direct cash distribution to shareholders do not take into account the Company’s ongoing contractual and clinical commitments, nor the complexities of English corporate law. As a company incorporated in the United Kingdom, Mereo may only make distributions of cash or other assets to shareholders out of distributable reserves. Mereo does not currently have distributable reserves to effect such a distribution.

We note from the letter dated August 19, 2022 that Rubric has revised its proposed strategy for Mereo. With the exception of the proposal regarding setrusumab, Rubric’s proposed strategy is now essentially in-line with the strategy Mereo outlined on June 2, 2022. Your proposal to monetize setrusumab this early in the program to generate significant value is unrealistic given the stage of the study and the Company’s commitments under its collaboration with Ultragenyx, demonstrating a lack of understanding of our contractual arrangements and operations. The result is a proposal that would threaten to undermine potential value creation to Mereo and its shareholders. We are informed in this view based on our considerable experience of successfully completing the prior partnering process. No additional data has been generated on the program since Mereo reported the Phase 2 data on the ASTEROID study and then completed the Ultragenyx transaction with $50 million upfront. The Board currently expects the value of the rights for setrusumab to be significantly higher after the program has successfully progressed further and been de-risked, assuming positive Phase 2/3 data. We plan to continually evaluate strategic options for the program alongside this progress.

Rubric’s previous assumptions for winding down Mereo from its June 9, 2022 proposal were based on flawed assumptions that did not fully consider wind-down costs and other costs associated with a liquidation of assets, including the costs and related value destruction associated with the termination of our material contracts, including on setrusumab and alvelestat, and the related costs of Mereo’s outstanding convertible loan notes.

For etigilimab, we continue to have cancer patients in the Phase 1b trial who are responding to treatment. It would be unethical to stop access to this potentially life-saving therapy. Mereo has already committed to these patients and believes we should allow these patients to continue with their therapy. It is therefore inappropriate to immediately terminate all costs related to etigilimab.

In summary, we believe:

•

Rubric appears to disregard Mereo’s status as a UK incorporated company, which requires Mereo to make distributions of cash or other assets only out of distributable reserves, which the Company does not currently have.

•	Winding down Mereo and a fire sale of program assets with potential value creation milestones during the Company’s projected cash runway would only lead to questionable short-term value.

•	Monetizing setrusumab this early in the program is unrealistic and would diminish its significant potential value, given the stage of the study and Mereo’s contractual obligations.

•	It would be unethical to terminate all costs for and cease patients’ access to etigilimab, who are responding to treatment and deserve to continue their therapy.

4.	Mereo’s share price performance is in line with a peer group of biotechnology companies.

As Rubric is aware, the biotechnology sector has been in a bear market for around a year. Mereo’s share price performance in the last three years, and over the past year, is in line with our peer group of companies, which includes rare disease companies and those with an anti-TIGIT programs.

Ticker	Company Name	Market Cap ($m)	YTD	1 Year	3 Year
MREO	Mereo BioPharma	165	-18%	-53%	-67%
CGEN	Compugen Ltd.	107	-71%	-82%	-69%
INZY	Inozyme Pharma	130	-52%	-80%	-81%
ORTX	Orchard Therapeutics	70	-58%	-81%	-96%
OVID	Ovid Therapeutics	151	-33%	-39%	+14%
SURF	Surface Oncology	89	-68%	-76%	-23%
XBI	SPDR S&P Biotech ETF	–	-24%	-36%	+8%

Market capitalization and share price information for the periods ended August 26, 2022.

Notwithstanding the very challenging current market backdrop for biopharma assets, the Board is fully aligned with shareholders in its disappointment with Mereo’s current share price, which it believes significantly undervalues Mereo and its promising lead programs.

The Mereo Board is highly qualified and fully focused on maximizing shareholder value from our lead programs as the key data required to make those decisions becomes available.

5.	We are taking steps to facilitate the purchase of stock by our Board and management.

The Mereo Board and management are prohibited from purchasing stock in Mereo during the frequent closed trading periods. The Company is planning to implement a Rule 10b5-1 trading plan to facilitate the purchase of Mereo securities by members of the Board and management. The advantage of adopting this trading plan, is that it is intended to broaden the window for purchasing securities by the Board during the calendar year, for example to include the purchase of securities during a restricted trading or closed period. The impact of the trading plan should be an increase in ownership of Mereo’s securities by the Board and management.

6.	We have significant concerns about experience of the candidates Rubric is nominating to Mereo’s Board.

Despite the recent vote at the Mereo Annual General Meeting for the re-election of our Chairman Michael Wyzga and Dr. Deepa Pakianathan by 99% of the Mereo shareholders that voted, our Nominations Committee is reviewing your proposed nominations of four new directors to Mereo’s Board, as outlined in your August 19, 2022 letter. This review is in accordance with standard due diligence procedures, as we would do for nominations by any shareholder. As we continue to evaluate Rubric’s nominees, we are concerned that the candidates you have put forward lack the requisite experience, skill sets and expertise to create and build value for our shareholders. We are also concerned the nominees will put the successful execution of Mereo’s current strategy at risk.

Mereo’s Board has been carefully and thoughtfully developed over the last three years to ensure an exceptional combination of skills, experience and expertise, including related to strategic partnerships and M&A, that positions Mereo to successfully advance our most promising programs, optimize our operations and maximize shareholder value.

Furthermore, as you know, Mereo has significantly refreshed its Board, having appointed seven new directors since 2019, demonstrating our commitment to best corporate governance practices. The current Board reflects our commitment to build a diverse and representative Board composed of directors that bring a variety of perspectives and backgrounds to Mereo, including deep M&A experience. We have carefully constructed our Board to guide Mereo’s strategy through this critical stage and provide the essential expertise and insights needed to unlock shareholder value. As always, we would welcome a conversation with you to discuss the qualifications and skills our current Board members bring to Mereo.

We believe that Rubric’s four nominees are under-qualified to serve on Mereo’s Board and will put the successful execution of Mereo’s current strategy at risk. Two of Rubric’s four nominees – Daniel Shames and Marc Yoskowitz – have no public company Board or public company governance experience. Another Rubric nominee, Annalisa Jenkins, has a concerning Board track record. In 2017, Dr. Jenkins was CEO of Dimension Therapeutics, a company that was sold to Ultragenyx for less than the capital invested. In 2018, ISS recommended shareholders withhold a vote on her re-appointment at Ardelyx following her attendance record at Ardelyx Board and committee meetings without disclosing an acceptable reason for the absences. ISS stated that “directors who do not attend their board and committee meetings cannot be effective representatives of shareholders.” She resigned from the Ardelyx Board less than two years later. In 2019, Dr. Jenkins resigned as Chair of the Board of Sensyne Health following a compensation disclosure violation at the company. The company was later fined by the London Stock Exchange for historical breaches of disclosure obligations. WE BELIEVE MEREO’S SHAREHOLDERS DESERVE BETTER.

What we believe shareholders would find most erroneous, however, is that your proposal is essentially attempting to deliberately remove the most experienced Board members to disguise a change of control of Mereo and a wholesale transition of the Company’s Board to a majority-U.S. Board, which would have significant cost and regulatory implications for the Company resulting from the loss of its Foreign Private Issuer status. In our view, this is another example of Rubric failing to fully consider the consequences of your proposals and the complexities of the laws to which Mereo is subject.

SUMMARY

In summary, our revised strategy is simple and seeks to maximize shareholder value. It positions Mereo to:

•	Continue to extend our runway by minimizing our operating costs.

•	Maximize the value of setrusumab through additional progress and data from the registrational trials.

•	For alvelestat, complete the process to obtain the regulatory feedback (FDA and EMA) and then seek to partner or monetize in 2023.

•	Continue to treat patients who remain on study with etigilimab and assess monetization options in 1H 2023.

•	Further engage and communicate with shareholders.

•	Maximize shareholder returns as our highly qualified and experienced Board continues to rigorously assess Mereo’s path forward.

Based on our assessment of your proposals, it appears that our existing strategy is, in many ways, broadly supported by Rubric. Furthermore, it is clear that we share many of the same goals.

However, we believe many aspects of Rubric’s proposals would force Mereo and shareholders to cede significantly higher value than we expect to capture in our lead programs for which, as we mentioned, data and relevant milestones and events are expected during the next nine to 12 months.

While we appreciate Rubric’s perspectives, as we have communicated, we continue to and have been reviewing the best path forward for Mereo and our shareholders on a regular basis.

Based on that process, which has included our Board, management team and leading external financial, legal and strategic advisors, we continue to believe that our updated strategic plan is the most compelling and financially responsible way to continue unlocking the opportunities for potential life-changing therapies in our pipeline while delivering maximum value for our shareholders.

Sincerely,

The Board of Directors

Mereo BioPharma

***

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development of innovative therapeutics for rare diseases and in oncology and plans to commercialize selected rare disease programs. The Company has developed a portfolio of six clinical stage product candidates. The Company has two rare disease product candidates, setrusumab for the treatment of osteogenesis imperfecta (OI) and alvelestat for the treatment of severe Alpha-1 antitrypsin deficiency (AATD) and Bronchiolitis Obliterans Syndrome (BOS). The Company’s partner, Ultragenyx Pharmaceutical, Inc., has initiated a pivotal Phase 2/3 pediatric study in young adults (5-25 years old) for setrusumab in OI and expects to initiate a study in pediatric patients (2-5 years old) in the second half of 2022. The partnership with Ultragenyx includes potential milestone payments of up to $254 million and royalties to Mereo on Ultragenyx territories. Mereo has retained EU and UK commercial rights and will pay Ultragenyx royalties on those territories. Alvelestat has received U.S. Orphan Drug Designation for the treatment of AATD and positive top-line data were recently reported from a Phase 2 proof-of-concept study in North America, Europe and the UK. Mereo’s lead oncology product candidate, etigilimab (anti-TIGIT), is currently in an open label Phase 1b/2 basket study evaluating anti-TIGIT in combination with an anti-PD-1 in a range of tumor types including three rare tumors and three gynecological carcinomas, cervical, ovarian, and endometrial carcinomas. The Company’s second oncology product, navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered with OncXerna Therapeutics, Inc., formerly Oncologie, Inc. The global licensing agreement with OncXerna includes payments of up to $300 million in milestones and royalties.

Forward-Looking Statements

This press release contains “forward-looking statements.” All statements other than statements of historical fact contained in this press release are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the “Risk Factors” section of its latest Annual Report on Form 20-F, reports on Form 6-K and other documents furnished or filed from time to time by the Company with the Securities and Exchange Commission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:
Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer Charles Sermon, General Counsel
Christine Fox, Chief Financial Officer

Abernathy MacGregor (Communications Adviser to Mereo)	+01 212 371 5999
Tom Johnson / Dan Scorpio
Media	tbj@abmac.com / dps@abmac.com

Burns McClellan (Investor Relations Adviser to Mereo)	+01 212 213 0006
Lee Roth
Investors	investors@mereobiopharma.com